Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2007

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F    X    Form 40-F
                                    -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No    X
                                    -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable


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Converium Holding Ltd, Zug


Repurchase of shares for Employee Participation Plans

Zug, Switzerland - February 2, 2007

Converium Holding AG has repurchased 440'000 shares in the period of October 1, 2006 through December 31, 2006 on the SWX Swiss Exchange in conjunction with its share delivery obligations under the various Employee Participation Plans. Converium Holding AG will continue its repurchases of own stock in order to fulfil its share delivery obligations under the various Employee Participation Plans.


Enquiries

Beat W. Werder                                Marco Circelli
Head of Public Relations                      Head of Investor Relations

beat.werder@converium.com                     marco.circelli@converium.com
-------------------------                     ----------------------------
Phone:  +41 44 639 90 22                      Phone:   +41 44 639 91 31
Fax:    +41 44 639 70 22                      Fax:     +41 44 639 71 31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CONVERIUM HOLDING AG




                                           By:  /s/ Inga Beale
                                                Name:      Inga Beale
                                                Title:     CEO




                                           By:  /s/ Christian Felderer
                                                Name:      Christian Felderer
                                                Title:     General Legal Counsel


Date: February 7, 2007